ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

24 January 2003

03 JAN 30 AM 7:21

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

03003417

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
FEB 1 1 2003
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
24 January 2003 ASX Announcement and Media Release

dlw 2/3

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

24 January 2003

ASX ANNOUNCEMENT AND MEDIA RELEASE

RAINOSEK-3 WELL TESTS OIL

GULF COAST OF USA - RAINOSEK-3 (FAR 20%)

The Rainosek-3 well located in Lavacca County, Texas, has been perforated over the Middle Wilcox interval from 7,834 to 7,844 feet and flowed oil at the rate 240 barrels per day with associated solution gas on a 22/64 inch choke at a flowing tubing pressure of 950 psi. The well was then choked back to an 8/64 inch choke and tested at the rate of 140 barrels per day with an increase in flowing tubing pressure to 1,250 psi.

Field engineering tests using a centrifuge and related equipment record the oil to be 35 degree gravity high paraffin crude that is easily liquefied. Samples of the crude have been sent for analysis and pending confirmation and likely treatment procedure the well will be turned to sales during the next two weeks.

Two additional zones consisting of ten feet of potential pay in the Upper Wilcox at 5,807-12 feet and 5,822-26 feet and ten feet of possible pay at 7,430-40 feet remain behind pipe for future completion once the lowermost interval has been exploited.

At least two potential Lower Wilcox locations remain to be tested in the vicinity of the Rainosek-1 producing well, 1500 feet to the east of Rainosek-3. The forward program will focus on maturation of these for future near-term drilling, and development of the behind-pipe potential in the Edwards, Midcox, Lower Wilcox and Upper Wilcox potential of the Rainosek-1 and Evans-1 wellbores. Up to four locations and/or recompletions are likely to be drilled over the next year, all with excellent low risk potential for shallow-moderate depth reserves, which can be brought on stream reasonably quickly.

Rainosek is a development project located in Lavaca County Texas. The leasehold area comprises approximately 632 acres located on and to the southeast of the Word Field area and is covered by 3D seismic and includes two producing wells and associated production equipment including tanks and pipelines.

FAR's working interest is 20 percent. The Operator is Texas based Trio Operating Company.

WALSER #1-30 WELL, HEMPHILL COUNTY, TEXAS (FAR 7.5%)

FAR has agreed to participate in a recompletion of the Granite Wash formation in the Walser #1-30 well located in Hemphill County, Texas. The recompletion is scheduled for late February 2003 and will be conducted by Jetta Operating Company of Fort Worth Texas.

FAR was an original participant in the drilling of the Walser #1-30 well during 1997 and production to date has been from the deeper Morrow interval. The Granite Wash completion offers a low risk rapid payback with typical wells coming on stream at around 1 million cubic feet of gas per day. Current spot prices for gas in Texas are approaching US$6.40 per thousand cubic feet.

FAR has a 7.5 percent working interest in the Walser well.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au
Or visit FAR's website: www.farnl.com.au